For the fiscal year ended: 12/31/99
File number: 811-4661



                         SUB-ITEM 77 M
                            Mergers



     At a Special Meeting of Shareholders held on October 19, 1999, the shareholders of Prudential Global Limited Maturity Fund, Inc.
(the Fund) approved an Agreement and Plan of Reorganization whereby all of the assets of the Fund were transferred to Prudential Global
Total Return Fund, Inc. (Total Return Fund), in exchange solely for Class A, Class B, Class
C  and  Class  Z  shares of Prudential  Global
Total Return Fund and the Total Return Fund's assumption of all of the liabilities, if any, of the Fund followed by the distribution of Total Return Fund's shares to shareholders of the Fund in liquidation of the Fund, effective
October 22, 1999.












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